Exhibit 107

Calculation of Fee Tables

Schedule 14A

(Form Type)

Collective Audience, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$599,010.58	(1)	0.00015310	$91.71	(2)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$599,010.58
Total Fees Due for Filing				$91.71
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$91.71

(1)	As there is no market for the common stock of NYIAX, Inc. (“NYIAX”) to be received pursuant to the equity purchase agreement, Collective Audience, Inc. (“CAUD”) estimates the book value of securities to be equal to the current market value of CAUD due to the sale of substantially all of the assets of CAUD in connection therewith as described in (2) below.

(2)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

Calculated solely for the purpose of determining the filing fee. The maximum aggregate value was determined based upon multiplying (i) 199,670,192 shares of CAUD’s common stock and (ii) $0.003, which is the last reported sale price for the Company’s common stock on June 24 2025, as reported on the OTC Market Group, Inc.’s Expert Market.